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                              April 7, 2021

       Qiaoling Lu
       Chief Executive Officer
       Sentage Holdings Inc.
       501, Platinum Tower
       233 Taicang Rd, HuangPu
       Shanghai City
       People's Republic of China

                                                        Re: Sentage Holdings
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed on March 22,
2021
                                                            File No. 333-254558

       Dear Ms. Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Form F-1 filed March 22, 2021

       Index to Financial Statements, page F-1

   1. Please update your financial statements and corresponding financial information throughout the filing
to comply with Item 8.A.4 of Form 20-F.
       Exhibits, page II-6

   2.                                                   Please file executed
copies, rather than or in addition to the    Form of" versions, of
                                                        Exhibits 10.3 through
10.8 with your public filing and prior to requesting effectiveness.
 Qiaoling Lu
Sentage Holdings Inc.
April 7, 2021
Page 2

       You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if
you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameQiaoling Lu                              Sincerely,
Comapany NameSentage Holdings Inc.
                                                           Division of
Corporation Finance
April 7, 2021 Page 2                                       Office of Finance
FirstName LastName